UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  November 30, 2006                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 30, 2006

              TUMI CONSOLIDATES PHOENIX PROPERTY POSITION IN MEXICO AND DEFINES LARGE MULTI-ELEMENT GEOCHEMICAL TARGETS

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce that geochemical sampling within the 100% owned Phoenix claim has defined at least four distinct horizons, displaying anomalous geochemistry that strike for at least 1.75 km and remain open. Phoenix is located near Caborca, Sonora, Mexico.

The Company has for the last few months undertaken a systematic gridding and rock/soil sampling program on the Phoenix claim. To date, an area roughly 1.5 km east-west by 3.5 km north-south has been gridded from which 1,872 samples have been taken and analyzed. The lines are spaced either 50 m or 100 m apart east-west with stations placed every 20m along the lines. The grid will be extended another 1.4 km to the western boundary of the property before proceeding to the east.

Phoenix is underlain by Mesozoic age volcanic and sedimentary rocks covered by a gently dipping alluvial plain. The bulk of the samples are taken from rock as the soil cover is sparse and poorly developed. Multi-element ICP analyses have shown a strong correlation between arsenic, silver, lead, zinc, and to some extent antimony, along hematite and carbonate altered horizons. It is believed that up to four distinct, sub-parallel horizons exist over a strike length of
1.75 km and over a width of 1.5 km. Gold has not been analyzed in these samples for cost purposes; it has been demonstrated from previous sampling that gold has a strong correlation with the elements mentioned above.

The Company is also pleased to announce the signing, through its 100% owned Mexican subsidiary, TMXI Resources S.A.de C.V. ("TMXI"), an agreement for the right to acquire a 100% interest in the San Carlos gold/silver property (the "San Carlos Claim"). Pursuant to the Agreement, TMXI will have the right to acquire 100% of the San Carlos Claim from a private Mexican owner by making cash payments of USD $175,000 over a four year period with the payment in the first year being USD $12,500. The San Carlos Claim is contained within the boundaries of the 4,106 hectare Phoenix claim.

At least two of the horizons mentioned above have been identified on the San Carlos Claim that lies at the SW end of the gridded area. Within these shear zones occur extensive hematite and ferruginous carbonate alteration, along with quartz, arsenopyrite, chalcopyrite and oxides. The mineralized horizons range from a few metres to tens of metres in thickness.

Seven rock samples collected from the San Carlos Claim yielded gold values ranging from 0.1 g/t to 1.8 g/t, and silver from 11 g/t to 233 g/t. Two areas of composite samples averaged 0.3 g/t gold, 42 g/t silver over 8.0 metres, including a 2.0 metre sample at 0.8 g/t gold, 17 g/t silver, and 0.4 g/t gold, 99 g/t silver over 3.4 metres. A grab sample taken of a hematitic, quartz-rich float boulder between these sample sites ran 1.8 g/t gold and 51 g/t silver. These samples were taken from two separate horizons located about 300 metres apart east-west.

Mr Henstridge stated "The San Carlos Claim is an excellent addition to our portfolio and consolidates our land position for the exploration of a known large, low grade precious metal system within our Phoenix concession. This style of mineralisation is common in Sonora, including La Herradura, La Choya and San Franciso mines and the Lluvia de Oro, La Jojoba and El Chanate deposits".

Tumi Resources Limited
News Release November 30, 2006
Page 2



The qualified person for Tumi's Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited Phoenix and the San Carlos Claim and has verified the contents of this news release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                          or email: mbermudez@chasemgt.com
-----------------------                       website: www.tumiresources.com
David Henstridge,
President & CEO                               INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.